February 6, 2019

William M. Brown
Chairman, President and Chief Executive Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

       Re: Harris Corporation
           Registration Statement on Form S-4
           Filed on December 14, 2018
           File No. 333-228829

Dear Mr. Brown:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed December 14, 2018

Exclusive Forum for Certain Actions, page A-86

1. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
       Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to
 William M. Brown
Harris Corporation
February 6, 2019
Page 2
         state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Dana Brown at 202-551-3859 or Laura Nicholson,
Special
Counsel, at 202-551-3584 with any questions.



FirstName LastNameWilliam M. Brown                          Sincerely,
Comapany NameHarris Corporation
                                                            Division of
Corporation Finance
February 6, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName